Exhibit 21

SUBSIDIARIES OF AGILYSYS, INC.

State or jurisdiction of
Subsidiaries of Agilysys, Inc.	organization or incorporation
Agilysys, Inc.	Ohio
Agilysys Canada Inc.	Ontario
Agilysys S.C. Inc.	South Carolina
Agilysys NV, LLC	Delaware
The Dickens Services Group, A Pioneer-Standard company, LLC	Delaware
Aprisa, Inc.	Delaware
Aprisa Holdings, LLC	Delaware
Pioneer-Standard Financial Trust	Delaware